Exhibit 99.2

Subscription Agreement

BioLineRx Ltd.
P.O. Box 45158
19 Hartum Street
Jerusalem, Israel

Ladies and Gentlemen:

Pursuant to the terms and conditions of this Subscription Agreement (this “Agreement”), the undersigned (the “Investor”) hereby confirms and agrees with BioLineRx Ltd., a corporation organized under the laws of the State of Israel (the “Company”), as follows:

1.             At the Closing (as defined below) and subject to the terms and conditions hereof, the Investor will purchase from the Company and the Company will issue and sell to the Investor (i) 2,666,667 American Depositary Shares (“ADSs”), each representing ten Ordinary Shares, par value NIS 0.01, of the Company (the “Ordinary Shares”) at a price equal to $3.00 per ADS and (ii) 1,600,000 five-year warrants, substantially in the form of Exhibit A hereto (the “Warrants” and, together with the ADSs, the “Offered Securities”), to purchase ADSs (the “Warrant ADSs”), at an exercise price equal to $3.94.

2.             The closing (the “Closing”) is expected to occur on or about February 11, 2013 (the “Closing Date”), subject to the satisfaction of certain closing conditions set forth herein.  The Company is hereby deemed to make the representations and warranties set forth in the Annex hereto to the Investor, which shall be true and correct in all material respects as of the date hereof and on the Closing Date.

3.             The offer and sale of the Offered Securities (the “Offering”) is being made pursuant to (i) an effective registration statement (the “Registration Statement”) on Form F-3 (File No. 333-182997), including the prospectus contained therein (the “Base Prospectus”), filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2012, and (ii) a final prospectus supplement (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”) containing certain supplemental information regarding the Offered Securities and terms of the Offering that has been delivered to the Investor on or prior to the date hereof and will be filed with the Commission in accordance with applicable securities laws.  The Prospectus, together with the documents incorporated by reference therein is also referred to herein as the “General Disclosure Package.”

4.             On the Closing Date, the Company shall (i) cause the Bank of New York Mellon, as depositary for the ADSs (the “Depositary”), to deliver to Investor the ADSs via the Depository Trust Company’s (“DTC”) Deposit or Withdrawal at Custodian system via the DTC instructions to be provided in writing by Investor to the Company no later than two business days prior the Closing Date and (ii) deliver to the Investor one or more certificates representing the Warrants, registered in such name(s) as the Investor shall provide to the Company in writing no later than two business days prior the Closing Date.  The Offered Securities shall be unlegended and free of any resale restrictions.

5.             The Company’s obligation to issue and sell the Offered Securities to the Investor shall be subject to consent of the Tel Aviv Stock Exchange (the “TASE”) to the issuance of the Offered Securities, the receipt by the Company of the purchase price for the Offered Securities being purchased hereunder as set forth on the Signature Page and the accuracy of the representations and warranties made by the Investor herein and the fulfillment of those undertakings herein of the Investor to be fulfilled prior to the Closing Date.  The Investor’s obligation to purchase the Offered Securities shall be subject to the consent of the TASE to the issuance of the Offered Securities, the accuracy in all material respects of the representations and warranties made by the Company (except for those representations and warranties that are by their terms qualified as to materiality, which shall be accurate in all respects) and the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing.

6.             The Investor represents that (i) it has had full access to the General Disclosure Package prior to or in connection with its receipt of this Agreement; and (ii) it is acquiring the Offered Securities for its own account, or an account over which it has investment discretion, and does not have any agreement or understanding, directly or indirectly, with any person or entity to distribute any of the Offered Securities.  The Investor represents that it has had an opportunity to ask questions of and receive answers from the officers of the Company concerning the financial condition and business of the Company and others matters related to an investment in the Offered Securities.  Neither such inquiries nor any other due diligence investigations conducted by the Investor or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in Annex A below.

7.             The Investor has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

8.             The Investor represents that, (i) it has had no material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, (ii) it is not a, and it has no direct or indirect affiliation or association with any, FINRA member or an Associated Person (as such term is defined under FINRA Membership and Registration Rules Section 1011(b)) as of the date hereof, and (iii) neither it nor any group of investors (as identified in a public filing made with the Commission) of which it is a member, acquired, or obtained the right to acquire, 20% or more of the Ordinary Shares (or securities convertible or exercisable for Ordinary Shares) or the voting power of the Company on a post-transaction basis.

9.             The Investor represents that neither the Investor nor any person acting on behalf of, or pursuant to any understanding with or based upon any information received from, the Investor has, directly or indirectly, as of the date of this Agreement, engaged in any transactions in the securities of the Company or has violated its obligations of confidentiality with respect to the Offering since the time that the Investor and the Company were first in contact with respect to the transactions contemplated hereby.  The Investor covenants that neither it, nor any person acting on behalf of, or pursuant to any understanding with or based upon any information received from, the Investor will engage in any transactions in the securities of the Company prior to the time that the transactions contemplated by this Agreement are publicly disclosed.

10.           This Agreement will involve no obligation or commitment of any kind until this Agreement is accepted and countersigned by or on behalf of the Company.  The Investor acknowledges and agrees that the Investor’s receipt of the Company’s counterpart to this Agreement shall constitute written confirmation of the Company’s sale of the Offered Securities to the Investor.

11.           The Company shall by 9:30 a.m. (New York City time) on the business day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby, and file a Report on Form 6-K, including this Agreement and any exhibits hereto, with the Commission.  The Company and the Investor shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Investor shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Investor, or without the prior consent of the Investor, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such press release is required by law or regulation, in which case the releasing party shall promptly provide the other party or parties with prior notice, if allowed by law or regulation, of such press release.

12.           On or prior to the Closing, the Company shall deliver or cause to be delivered to the Investor the following:

(i)            this Agreement duly executed by the Company;

(ii)           the Warrants duly executed by the Company;

(iii)          the opinions of the Company’s Israeli and U.S. legal counsels, respectively, in each case reasonably satisfactory to counsel to the Investor, dated as of the Closing Date;

(iv)          a certificate executed by the chief executive officer and the chief financial or accounting officer of the Company, dated as of the Closing, to the effect that the representations and warranties of the Company set forth herein are true and correct as of the date of this Agreement and as of the Closing Date and that the Company has complied with all the agreements and satisfied all the conditions herein on its part to be performed or satisfied on or prior to the Closing; and

(v)           the Prospectus and Prospectus Supplement (which may be delivered in accordance with Rule 172 under the Securities Act) of 1933, as amended (the “Securities Act”)).

13.           Indemnification.

(i)
The Company agrees to indemnify and hold harmless the Investor and any affiliate of the Investor, including a transferee who is an affiliate of the Investor, and any person who controls the Investor or any affiliate of the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, “Investor/Affiliate”), against any losses, claims, damages, liabilities or expenses, joint or several, to which the Investor or Investor/Affiliates may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (a) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, including the Prospectus, financial statements and schedules, and all other documents or information filed as or deemed to be a part thereof, at the time of the Closing, or the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, or (b) in whole or in part any inaccuracy in the representations or warranties of the Company contained in this Agreement, or any failure of the Company to perform its obligations hereunder or under law, and will promptly reimburse each Investor and each Investor/Affiliate for any legal and other expenses as such expenses are reasonably incurred by such Investor or such Investor/Affiliate in connection with investigating, defending or preparing to defend, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable for amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, and the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon the inaccuracy of any representation or warranty made by the Investor herein.

(ii)
Promptly after receipt by an indemnified party under this Section 13 of notice of the threat or commencement of any action, the Investor or Investor/Affiliates will, if a claim in respect thereof is to be made against the Company under this Section 13, promptly notify the Company in writing thereof, but the omission to notify the Company will not relieve it from any liability that it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 13 to the extent it is not prejudiced as a result of such failure. In case any such action is brought against the Investor or Investor/Affiliates and such party seeks or intends to seek indemnity from the Company, the Company will be entitled to participate in, and, to the extent that it may wish, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party, and the Company and the indemnified party shall have reasonably concluded, based on an opinion of counsel reasonably satisfactory to the Company, that there may be a conflict of interest between the positions of the Company and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the Company, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to the Company of its election to assume the defense of such action and approval by the indemnified party of counsel, the Company will not be liable to such indemnified party under this Section 13 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (a) the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the Company shall not be liable for the expenses of more than one separate counsel, reasonably satisfactory to the Company, representing all of the indemnified parties who are parties to such action) or (b) the Company shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be liable for any settlement of any action without its written consent. In no event shall the Company be liable in respect of any amounts paid in settlement of any action unless the Company shall have approved in writing the terms of such settlement; provided that such consent shall not be unreasonably withheld. The Company shall not, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnification could have been sought hereunder by such indemnified party from all liability on claims that are the subject matter of such proceeding.

(iii)
If the indemnification provided for in this Section 13 is required by its terms but is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party under paragraphs (i) or (ii) of this Section 13 in respect to any losses, claims, damages, liabilities or expenses referred to herein, then the Company shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to herein (a) in such proportion as is appropriate to reflect the relative benefits received by the Company and such indemnified party from the transactions contemplated hereby or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but the relative fault of the Company and the indemnified party in connection with the statements or omissions or inaccuracies in the representations and warranties in this Agreement and/or the Registration Statement that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in paragraph (ii) of this Section 13, any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in paragraph (ii) of this Section 13 with respect to the notice of the threat or commencement of any threat or action shall apply if a claim for contribution is to be made under this paragraph (iii); provided, however, that no additional notice shall be required with respect to any threat or action for which notice has been given under paragraph (ii) for purposes of indemnification.

14.           The Company agrees, from and after the Closing Date, to use its best efforts to maintain (i) a depositary for the ADSs, (ii) the listing of ADSs for trading on a National Securities Exchange (as defined in the Exchange Act), (iii) the listing of the Ordinary Shares for trading on the TASE and (iv) a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Ordinary Shares.  The Company shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the National Securities Exchange(s) on which the ADSs are listed for trading and the TASE.  Neither the Company nor any of its subsidiaries shall take any action that would reasonably be expected to result in the delisting or suspension of the ADSs on the National Securities Exchange(s) on which the ADSs are listed for trading or the Ordinary Shares on the TASE.

15.           The Company has determined that the Investor will not be an “affiliate” (as such term is defined in Rule 405 promulgated under the Securities Act) of the Company following the consummation of the transactions contemplated by this Agreement and the Company hereby agrees that it will not take any action inconsistent with the foregoing.

16.           The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Offered Securities for purposes of the rules and regulations of the NASDAQ Capital Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

17.           During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus (the “Lock-Up Period”), the Investor agrees not to offer, sell, contract to sell or otherwise dispose of, pledge, grant any option to purchase, make any short sale or otherwise dispose of (“Transfer”) any securities of the Company, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, ADSs, Ordinary Shares or any such substantially similar securities, without the prior written consent of the Company.  The foregoing restriction is expressly agreed to preclude the Investor from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Offered Securities even if such Offered Securities would be disposed of by someone other than the Investor.  Notwithstanding the foregoing, the Investor may Transfer (i) up to 50% of the ADSs purchased by Investor hereunder during the Lock-up Period and (ii)  any securities of the Company to its affiliates or limited partners, provided however, that such transferee agrees with the Company in writing to be bound by the provisions of this paragraph.

18.           Notwithstanding any investigation made by any party to this Agreement, all covenants and agreements made by the Company and the Investor herein shall survive the execution of this Agreement, the delivery to the Investor of the Offered Securities being purchased and the payment therefor. All representations and warranties made by the Company and the Investor herein shall survive for a period of one year following the later of the execution of this Agreement, the delivery to the Investor of the Offered Securities being purchased and the payment therefor.

19.          The Company agrees to reimburse the Investor for all out-of-pocket expenses reasonably incurred by Investor in connection with entering into the transactions contemplated hereunder, including the reasonable fees and disbursements of legal counsel, up to the aggregate amount of $100,000.

20.           All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (A) if within the United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (B) if delivered from outside the United States, by International Federal Express or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified domestic mail, three business days after so mailed, (ii) if delivered by a nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, or (iv) if delivered by facsimile, upon electronic confirmation of receipt and shall be delivered as addressed as follows:

if to the Company, to:

BioLineRx Ltd.
P.O. Box 45158
19 Hartum Street
Jerusalem, Israel
+972 (2) 548-9100
Attention: Philip Serlin, Chief Financial & Operating Officer
Facsimile: +972 (2) 548-9101
E-mail: phils@biolinerx.com

with a copy to:

Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
+1 (212) 468-8000
Attention: James Tanenbaum
Facsimile: +1 (212) 468-7900
E-mail: jtanenbaum@mofo.com

if to the Investor, to:

OrbiMed Israel Partners Limited Partnership
89 Medinat HaYehudim St.
Build E, 11th Floor
Herzliya, Israel 46766

with a copy to:

Greenberg Traurig, P.A.
333 SE 2nd Avenue
Suite 4400
Miami, FL 33131
+1 (305) 579-0756
Attention: Robert Grossman
Facsimile: +1 (305) 961-5756
E-mail: grossmanb@gtlaw.com

21.           This Agreement is to be construed in accordance with and governed by the federal law of the United States of America and the internal laws of the State of New York without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York to the rights and duties of the parties.  Each of the Company and the Investor submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the Company and the Investor irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

22.           This Agreement may be terminated by the Investor, as to Investor’s obligations hereunder only and without effect whatsoever on the obligations of the Company, by notice to the Company, if Closing has not occurred and the Offered Securities have not been delivered to the Investor by the close of trading on the Nasdaq Capital Market on February 15, 2013; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party.

23.           This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

24.           This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.  This Agreement may be executed in one or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and signatures may be delivered by facsimile or by e-mail delivery of a “.pdf” format data file.  In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

[Signature page follows]

 SUBSCRIPTION AGREEMENT

Agreed and Accepted February 6, 2013:

BIOLINERX LTD.

By: /s/ Philip Serlin
       Name: Philip Serlin
       Title:   Chief Financial and Operating Officer

ORBIMED ISRAEL PARTNERS LIMITED PARTNERSHIP

By:	OrbiMed Israel BioFund GP Limited Partnership, its General Partner

By:	OrbiMed Israel GP Ltd. its General Partner By: /s/ Nissim Darvish Name: Nissim Darvish Title: Director By: /s/ Erez Chimovits
Name: Erez Chimovits

Aggregate Purchase Price: $8,000,001

Sale of the Offered Securities purchased hereunder is made pursuant to the Registration Statement.

Annex A

Company Representations and Warranties

The Company hereby represents and warrants to, and covenants with, the Investor as follows:

1.              Incorporation and Good Standing of the Company and Its Subsidiaries.  The Company has been duly organized and is validly existing under the laws of the State of Israel and has the corporate power and authority to lease and operate its properties and to conduct its business as described in the Registration Statement and the General Disclosure Package, and to enter into and perform its obligations under this Agreement.  Each of the Company’s subsidiaries (each, a “Subsidiary,” and collectively, the “Subsidiaries”) has been duly organized and is validly existing, in good standing, where applicable, under the laws of its jurisdiction of organization and has the requisite power and authority to lease and operate its properties and to conduct its business as described in the Registration Statement and the General Disclosure Package.  The Company and each of its Subsidiaries is duly qualified as a foreign corporation or other business entity to transact business and is in good standing, where applicable, in each jurisdiction in which such qualification is required, whether by reason of the leasing of property or the conduct of business, except for such jurisdictions where the failure to so qualify or to be in good standing would not reasonably be expected to, individually or in the aggregate, result in any material adverse change, or any development involving a material adverse change, in or affecting the business, financial position, stockholders’ equity, or results of operations of the Company and its Subsidiaries taken as a whole or the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement (a “Material Adverse Change”).  All of the issued and outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, or claim, except for such security interests, mortgages, pledges, liens, encumbrances and claims that would not reasonably be expected to result in a Material Adverse Change.

2.              Reporting Company; Form F-3.  The Company meets the requirements for use of Form F-3 under the Securities Act.  The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the best of the Company’s knowledge, threatened by the Commission.  At the respective times the Registration Statement and each amendment thereto became effective, such Registration Statement, as amended, complied in all material respects with the requirements of the Securities Act did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company has never been an issuer subject to Rule 144(i) under the Securities Act.

3.              Capitalization and Other Capital Stock Matters.  The Ordinary Shares, the ADSs and the Warrants conform in all material respects to the description thereof contained in the Registration Statement and the General Disclosure Package.  All of the issued and outstanding Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with applicable Israeli, federal and state securities laws.  None of the outstanding Ordinary Shares were issued in violation of any preemptive rights, rights of first refusal, or other similar rights to subscribe for or purchase securities of the Company.  Other than as described in the Registration Statement or the General Disclosure Package: (i) there are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal, or other rights to purchase, or equity or debt securities convertible into, exchangeable or exercisable for, any share capital of the Company or any of its Subsidiaries other than those described in the Registration Statement or the General Disclosure Package, (ii) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their respective securities under the Securities Act, (iii) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (iv) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Offered Securities and (v) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.  The description of the Company’s stock option, stock bonus, and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Registration Statement or the General Disclosure Package, accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options, and rights.

4.              Authorization of the Offered Securities.  The Offered Securities and Ordinary Shares represented thereby have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement and, with respect to the Warrant ADSs, upon payment of the exercise price pursuant to the terms of the Warrants, will be validly issued, fully paid, and non-assessable and free and clear of all liens, encumbrances, preemptive rights and other claims.  The Company has reserved from its duly authorized capital stock the maximum number of Ordinary Shares issuable in connection with the Warrant ADSs.

5.              Due Execution, Delivery and Performance of the Agreements.  The Company has full legal right, corporate power and authority to execute this Agreement and the Warrants and to perform the transactions contemplated hereby and thereby.  This Agreement has been duly authorized, executed and delivered by the Company.  The Warrants have been duly authorized by the Company.  This Agreement and the Warrants each constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and the application of equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution, may be limited by federal or state securities law or the public policy underlying such laws.

6.              No Violation.  The Company’s execution, delivery, and performance of this Agreement and the Warrants and consummation of the transactions contemplated hereby and thereby and by the Prospectus have been duly authorized by all necessary corporate action and (i) will not result in any violation of the provisions of the Articles of Association, charter or by laws of the Company or any Subsidiary, (ii) will not conflict with or constitute a breach of, or a violation or default (or, with the giving of notice or lapse of time would be in a default, a “Default”) under, or result in the creation or imposition of any lien, charge, or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, or require the consent of any other party to any indenture, mortgage, deed of trust or other agreement or instrument to which the Company or any of its Subsidiaries is a party, except for such conflicts, breaches, Defaults, liens, charges, or encumbrances as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change, or (iii) will not result in any violation of any applicable law, administrative regulation, or administrative or court decree applicable to the Company or any Subsidiary, except for such violations which would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change.

7.              No Further Government Authorizations or Approvals Required.  No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery, and performance of this Agreement and the Warrants and consummation of the transactions contemplated hereby and thereby and by the Prospectus.

8.              Independent Accountants.  Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. (“Kesselman”), which has certified certain financial statements of the Company  and its Subsidiaries and delivered its report with respect to the audited consolidated financial statements (the “Financial Statements”) and schedules included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (the “20-F”, is an independent registered public accounting firm with respect to the Company and its Subsidiaries as required by the Securities Act and the Exchange Act.

9.              No Defaults or Consents.  Neither the execution, delivery and performance of this Agreement or the Warrants by the Company nor the consummation of any of the transactions contemplated hereby and thereby (including, without limitation, the issuance and sale by the Company of the Offered Securities) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, except such defaults that individually or in the aggregate would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change, or require any consent or waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or its Subsidiaries pursuant to the terms of, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which either the Company or its Subsidiaries or their properties or businesses is bound, or any franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its Subsidiaries, or violate any provision of the Articles of Association, charter or by-laws, as applicable, of the Company or any of its Subsidiaries, except for such consents or waivers which have already been obtained and are in full force and effect.

10.            Contracts.  The material contracts to which the Company is a party that are filed pursuant to the Exchange Act with the Securities and Exchange Commission (the “Commission”) by the Company have been duly and validly authorized, executed and delivered by the Company and constitute the legal, valid and binding agreements of the Company, enforceable by and against it in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to enforcement of creditors’ rights generally, and general equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution may be limited by federal or state securities laws and the public policy underlying such laws.

11.            No Actions.  There is no legal or governmental action, suit or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective directors and officers in their capacities as such, which has as the subject thereof any officer or director of, or property owned or leased by, the Company or any of its Subsidiaries that would reasonably be expected to result in a Material Adverse Change or adversely affect the consummation of the transactions contemplated hereby.

12.            Properties.  The Company and each of its Subsidiaries has good and marketable title in fee simple to all real property and good and marketable title to all other properties and assets reflected as owned in the Financial Statements, in each case free and clear of any security interests, mortgages, pledges, liens, encumbrances, equities, claims, and other defects or restrictions of any kind, except as described in the Registration Statement and the General Disclosure Package, or such as do not materially affect the value of the property and assets and do not materially interfere with the use made and proposed to be made by the Company and its Subsidiaries.  The real property, improvements, buildings, equipment, and personal property held under lease by the Company or any Subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment, or personal property by the Company or such Subsidiary.

13.            No Material Adverse Change.  Except as disclosed in the Registration Statement or the General Disclosure Package, since the date of the Financial Statements of the Company incorporated by reference in the  Prospectus: (i) there has not been any change in the share capital or long-term debt of the Company or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of share capital, or any Material Adverse Change; (ii) neither the Company nor any of its Subsidiaries has entered into any transaction or agreement that is material to the Company and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole; and (iii) neither the Company nor any of its Subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority.

14.            Intellectual Property.  For purposes of this Agreement: “Intellectual Property” means patents, patent rights, patent applications, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trade and service marks, trade and service mark registrations, and trade names; and “Company Intellectual Property” means Intellectual Property that is owned by or licensed to the Company or that is necessary for the Company and its Subsidiaries to conduct their respective businesses as described in the Registration Statement and the General Disclosure Package.  To the knowledge of the Company, the Company and each of its Subsidiaries own, possess, or have adequate rights to use the Company Intellectual Property.  Neither the Company nor any of its Subsidiaries has received any notice or claim from any person alleging that, and neither is otherwise aware that, the conduct of the business of the Company and any of its Subsidiaries constitutes or would constitute any infringement or misappropriation of, or conflict with, any Intellectual Property right of any third party.  To the knowledge of the Company and except as set forth in the Registration Statement and the General Disclosure Package, no third party possesses or has the right to obtain rights to the Company Intellectual Property, other than the licensors and licensees of the Company Intellectual Property.  Except as set forth in the Registration Statement and the General Disclosure Package, neither the Company nor any of its Subsidiaries is obligated to pay a royalty, grant a license, or provide other consideration to any third party in connection with the Company Intellectual Property, other than the licensors and licensees of the Company Intellectual Property.  There is no pending, or to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s or its Subsidiaries’, as applicable, rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim.  To the knowledge of the Company, there is no U.S. patent which contains claims that are valid and enforceable and are necessary for the manufacture, use, sale or offer for sale of the Company’s product candidates, or that interferes with the claims of any Intellectual Property owned by or licensed to the Company.  To the knowledge of the Company, all prior art references material to patentability as defined in 37 C.F.R. § 1.56 known to the Company during the prosecution of the U.S. patents and U.S. patent applications were disclosed to the U.S. Patent and Trademark Office, or will be disclosed in the pending U.S. patent applications within the statutory period available for such disclosure.

15.            Compliance.  Neither the Company nor any Subsidiary is or has been in violation of any applicable laws, rules and regulations of the jurisdictions in which it is conducting business, including, without limitation, all applicable local, state and federal environmental laws and regulations, except where failure to be so in compliance would not reasonably be expected to result in a Material Adverse Change.

16.            Taxes.  The Company and each of its Subsidiaries has filed all material Israeli, federal, state, and other foreign tax returns or has properly requested extensions thereof and has paid all taxes and other governmental assessments and charges required to be paid by any of them and, if due and payable, any related or similar assessment, fine, or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings.  The Company is not aware of any tax deficiency that has been or would reasonably be expected to be asserted or threatened against the Company that would reasonably be expected to result in a Material Adverse Change.

17.            Transfer Taxes.  Except as set forth in the Registration Statement and the General Disclosure Package, there are no transfer taxes or other similar fees or charges under Israeli or federal laws or the laws of any state, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale by the Company of the Offered Securities.

18.            Investment Company.  The Company is not, and after receipt of payment for the Offered Securities and after application of the net proceeds therefrom as described in the Prospectus, will not be, an “investment company,” or an entity “controlled” by an “investment company,” within the meaning of Investment Company Act of 1940, as amended.

19.            Offering Materials.  Each of the Company, its directors and officers has not distributed and will not distribute prior to the Closing Date any offering material, including any “free writing prospectus” (as defined in Rule 405 promulgated under the Securities Act), in connection with the offering and sale of the Offered Securities other than the Prospectus, and any amendment or supplement thereto.

20.            Insurance.  Each of the Company and each of its Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to result in a Material Adverse Change.

21.   Price of ADSs and Warrants.  The Company has not taken and will not take, directly or indirectly, any action which constitutes, was designed to, or that would reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.  The Company will take reasonable best efforts to cause its officers and directors not to take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

22.   Use of Proceeds.  The Company shall use the proceeds from the sale of the Offered Securities as described under “Use of Proceeds” in the Prospectus.

23.   Non-Public Information. The Company has not disclosed to the Investor information that would constitute material non-public information as of the Closing Date other than the existence of the transactions contemplated hereby.

24.   Related Party Transactions.  No transaction has occurred between or among the Company, on the one hand, and its affiliates, officers or directors on the other hand, that is required to have been described under applicable securities laws in its Exchange Act filings and is not so described in such filings.

25.   Off-Balance Sheet Arrangements.  There is no transaction, arrangement or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise would reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change.  There are no such transactions, arrangements or other relationships with the Company that may create contingencies or liabilities that are not otherwise disclosed by the Company in its Exchange Act filings.

26.   Governmental Permits, Etc.  The Company and each Subsidiary possesses such valid and current certificates, authorizations, licenses or permits (“Permits”) issued by the appropriate Israeli, state, federal, or other foreign regulatory agencies, self-regulatory organizations or other bodies necessary to conduct their respective businesses, except for Permits that, the lack of which, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Change.

27.   Financial Statements.  The financial statements and the related notes thereto of the Company and its consolidated Subsidiaries incorporated in the Prospectus or included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and present fairly in all material respects the financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates indicated and for the periods specified; such financial statements have been prepared in conformity with the International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods covered thereby; and the other financial information included in the Registration Statement and the General Disclosure Package has been derived from the accounting records of the Company and its Subsidiaries and is accurately presented and is prepared on a basis consistent with such financial statements and the Company’s accounting records.

28.   Listing Compliance.  (i) The Company is in compliance with the requirements of the Nasdaq Capital Market for continued listing of the ADSs.  The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the ADSs under the Exchange Act or the listing of the ADSs on the Nasdaq Capital Market, nor has the Company received any notification that the Commission or the Nasdaq Capital Market is contemplating terminating such registration or listing.  The transactions contemplated by this Agreement and the Warrants will not contravene the rules and regulations of the Nasdaq Capital Market and no prior approvals by or notifications to the Nasdaq Capital Market are required in connection with the transactions contemplated hereby and thereby.  The Company will comply with all requirements of the Nasdaq Capital Market with respect to the issuance of the ADSs.  (ii) The Company is in compliance with the requirements of the TASE for continued listing of the Ordinary Shares.  The Company has taken no action designed to, or likely to have the effect of, terminating the listing of the Ordinary Shares under the TASE, nor has the Company received any notification that the Israeli Securities Authority or the TASE is contemplating terminating such listing.  The transactions contemplated by this Agreement and the Warrants will not contravene the rules and regulations of the TASE.  The Company will comply with all requirements of the Nasdaq Capital Market with respect to the issuance of the ADSs and the TASE with respect to the Ordinary Shares.

29.   Internal Accounting Controls.  The Company and its Subsidiaries maintain systems of “internal control over financial reporting” sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Neither the Company nor any of its Subsidiaries is aware of any material weakness or significant deficiency in their internal controls over financial reporting.  The Company and its Subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including its principal executive officer(s) and principal financial officer(s), as appropriate to allow timely decisions regarding required disclosure.

30.   Foreign Corrupt Practices.  None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person that, to the Company’s knowledge, is currently subject to any U.S. sanctions administered by OFAC.

31.   Employee Relations.  No labor dispute with the employees of the Company or any of its Subsidiaries, exists or, to the knowledge of the Company, is threatened or imminent that would reasonably be expected to result in a Material Adverse Change. Without limiting the generality of the foregoing, the Company and each of its Subsidiaries is in compliance, in all material respects, with the labor and employment laws and collective bargaining agreements applicable to its employees in the jurisdiction of such employment.

32.   Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change: (i) the Company and its Subsidiaries are in compliance with all Israeli, federal, state, local, and foreign laws and regulation relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, and petroleum products (collectively, the “Materials of Environmental Concern”), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Materials of Environment Concern (collectively, the “Environmental Laws”), which includes, but is not limited to, compliance with any permits or other governmental authorizations required for the operation of the business of the Company or any of its Subsidiaries under applicable Environmental Laws, or compliance with the terms and conditions thereof, and neither the Company nor any of its Subsidiaries has received any written communication, whether from a governmental authority, citizens group, employee, or otherwise, that alleges that the Company or any of its Subsidiaries is in violation of any Environmental Law; (ii) there is no claim, action, or cause of action filed with a court or governmental authority, no investigation with respect to which the Company has received written notice, and no written notice by any person or entity alleging potential liability for investigatory costs, cleanup costs, governmental responses costs, natural resources damages, property damages, personal injuries, attorneys’ fees, or penalties arising out of, based on or resulting from the presence, or release into the environment, of any Material of Environmental Concern at any location owned, leased, managed, franchised or operated by the Company or any of its Subsidiaries, now or in the past (collectively, the “Environmental Claims”), pending or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law; and (iii) to the Company’s knowledge, there are no past or present actions, activities, circumstances, conditions, events, or incidents, including, without limitation, the release, emission, discharge, presence, or disposal of any Material of Environmental Concern, that would reasonably be expected to result in a violation of any Environmental Law or form the basis of a potential Environmental Claim against the Company or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.  The Company is not currently aware that it will be required to make future material capital expenditures to comply with Environmental Laws.

33.   No Adjustment to Other Securities. The issuance and sale of the Offered Securities hereunder will not obligate the Company to issue ADSs, Warrants, Ordinary Shares or other securities to any other person (other than the Investor) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding securities.

34.   No Applicable Takeover Protections.  Subject to the Investor’s compliance with the terms of this Agreement, there is no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Association or the laws of Israel which is or could become applicable to the Investor as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Offered Securities and the Investor’s ownership of the Offered Securities.